Exhibit 99.1

Plymouth Rock Technologies Announces New CFO Karen Mae Parrin

and iDEPLOYER Update

Vancouver, B.C. – May 16, 2023 – Plymouth Rock Technologies Inc. (CSE: PRT) (OTC: PLRTF) (Frankfurt: 4XA WKN# A2N8RH) (“Plymouth Rock”, “PRT”, or the “Company”), a leader in developing unmanned aircraft system technologies, today announced Karen Mae Parrin will assume the role responsibilities of the Company’s new Chief Financial Officer (CFO). The Board of Directors has also accepted the resignations of Carl Cagliarini from the Board and Sue Gardner as the Company’s CFO.

Karen specializes in Corporate Finance; primarily focused on public companies with a concentration on consolidation, cross-border transactions, and compliance. Karen’s industry experience includes mining, manufacturing, renewable energy power generation, real estate, construction, software, and technology.  She is a Certified Public Accountant in the Philippines and currently pursuing the Chartered Professional Accountant (CPA) designation in BC, Canada. Karen holds a Master of Science in Finance (2017) and Bachelor of Science in Business Administration and Accountancy (2011) from the University of the Philippines.

“I am excited to work closely with Karen as our new CFO,” shared Phil Lancaster, CEO and President of Plymouth Rock Technologies. “Karen brings a great deal of knowledge to this critical role for the business, and being based in Canada, allows for easier engagement in face-to-face discussions with our leadership team and Board. I’d also like thank Carl and Sue for their contributions to the Company and Board of Directors.”

Further to press release dated April 19, 2023, Plymouth Rock Technologies has embarked on a new three-pronged service offering, including (i) Drone Management and Monitoring, (ii) Automation and Integration, and (iii) Drone Base Station Infrastructure and Technology. The Company has already begun working with iDroneImages (iDEPLOYER) on its drone base station technology at last week’s Governor’s Hurricane Conference in West Palm Beach, Florida.

Figures 1 & 2 : Drone base station

PRT has begun discussions with others within the space around drone design and development, as well as automation of flight planning and integration of sensor technologies and standalone solar power source for remote base station and surveillance services (as pictured above). The Company anticipate announcements around these additional partnership efforts in the coming weeks and months.

About Plymouth Rock Technologies Inc.

PRT designs and manufactures purpose-built multi-rotor UAS, utilizing Artificial Intelligence, cutting-edge sensors, and the latest dual-camera modules as standard, offering thermal capabilities alongside high-definition real-time air-to-ground streaming, with the ability to mount multiple, various sensors, modules, and payloads.

www.plyrotech.com

ON BEHALF OF THE BOARD OF DIRECTORS

Philip Lancaster, CEO & President
+1 (250) 863-3038

phil@plyrotech.com

Forward Looking Statements

Certain information set forth in this news release may contain forward-looking statements that involve substantial known and unknown risks and uncertainties. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding future financial position, business strategy, use of proceeds, corporate vision, proposed acquisitions, partnerships, joint-ventures and strategic alliances and co-operations, budgets, cost and plans and objectives of or involving the Company. Such forward looking information reflects management’s current beliefs and is based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “predicts”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. A number of known and unknown risks, uncertainties and other factors may cause the actual results or performance to materially differ from any future results or performance expressed or implied by the forward-looking information. These forward – looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of the Company including, but not limited to, the impact of general economic conditions, industry conditions and dependence upon regulatory approvals. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Company does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities laws.